Exhibit 4.24
English Translation
EQUITY ACQUISITION AGREEMENT
This Equity Acquisition Agreement (hereinafter referred to as this “Agreement”) is made in Changsha on 22 May 2009:
BY AND AMONG:
(1)
Global Ring Limited, a limited liability company established and existing under the laws of Hong Kong with a registered address at Room 1401, 14/F, World Commerce Centre, No. 7-11 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong (hereinafter referred to as the “Acquiring Party”)

(2)
Tianming DU, a PRC citizen, male, born on 30 August 1950, with an address at Room 202, Tower 1, No. 362 Jiefang No. 4 Village, Tianxin District, Changsha City, Hunan Province, ID No.: 430121195008307710;

(3)
Liangdong DU, a PRC citizen, male, born on 30 January 1982, with an address at Room 202, Tower 1, No. 362 Jiefang No. 4 Village, Tianxin District, Changsha City, Hunan Province, ID No.: 430102198201305551;

(4)
Changsha Xingchen Enterprise Management & Consultation Co. Ltd. (hereinafter referred to as “Changsha Xingchen”), a limited liability company duly incorporated and validly existing under the laws of the PRC with a registered address at Room 501, No. 717, Wuyi Avenue, Tianxin District, Changsha City, whose legal representative is Liangdong Du;

Tianming Du, Liangdong Du and Changsha Xingchen are hereinafter collectively referred to as the “Acquired Parties”).

The Acquiring Party and the Acquired Parties are hereinafter collectively referred to as the “Parties”).
WHEREAS:
(1) Changsha Little Star Cartoon Digital Technology Ltd. (hereinafter referred to as “Cartoon Digital”) is a limited liability company duly incorporated and validly existing in Changsha City, Hunan Province on 25 November 2005 with the registration number: 430193000003045;
Legal and registered address: 3/F, Block 5, Oak Garden, No. 8 Lutian Road, Lu Valley, Changsha High and New Technology Development Zone, Changsha;
Legal representative: Tianming Du;
Registered Capital: RMB7,017,203;

On the date hereof, Tianming Du, Liangdong Du and Changsha Xingchen are the legal shareholders of Cartoon Digital. Tianming Du contributes RMB4,634,200 to Cartoon Digital, representing 66% of its registered capital; Liangdong Du contributes RMB1,985,800, representing 28.3% of its registered capital; Changsha Xingchen contributes RMB397,203, representing 5.7% of its registered capital.
On the basis of the principles of equality and mutual benefits and in accordance with the requirements of the PRC laws, the Acquired Parties and the Acquiring Party have agreed as follows in respect of the acquisition of equity interests after friendly consultation:
ARTICLE 1. DEFINITIONS
1.1 Unless otherwise required or agreed by laws and this Agreement, the definition and meaning of the terms and expressions used herein shall be based as follows:

PRC or China	means, for the purpose of this Agreement, the People’s Republic of China, excluding Hong Kong, Macau and Taiwan.

Equity
means the equity interests owned as to 66%, 28.3% and 5.7% by Tianming Du, Liangdong Du and Changsha Xingchen (all of whom are the Acquired Parties), respectively, in Cartoon Digital, amounting to 100% of its equity interest.

Approval Authority	means the Ministry of Commerce of the PRC or any local competent departments in charge of commerce authorized by it for the approval of equity acquisition of companies.

Registration Authority	means the State Administration for Industry and Commerce or any local branches authorized by it for the registration of companies.

Foreign Exchange Authority	means the State Administration of Foreign Exchange or any local departments in charge of foreign exchange.

PRC Law
means any laws and regulations of the PRC promulgated prior to (and including) the effective date hereof and currently in effect, and any rules, regulations and measures promulgated by the PRC government and its departments that are legally binding, as well as the standardized documents in other forms.

Effective Date	means the date on which this Agreement becomes effective after it is approved by the relevant Approval Authority.

Closing Date
means the date on which the equity acquisition is approved by the Approval Authority, the change of registration in respect thereof is approved by the Registration Authority and a new business license is issued to Cartoon Digital.

Transaction Completion Date	means the date on which the consideration for equity acquisition prescribed herein has been paid to the Acquired Parties.

Little Star Group’s Profit
means all cumulative undistributed profits of each member of Little Star Group for the period from the date of its establishment to 31 May 2009 as calculated according to the calculation of undistributed profits recognized by the Acquiring Party and the Acquired Parties.

Original Articles	means the Articles of Association of Changsha Little Star Cartoon Digital Technology Ltd. signed by the shareholders of Cartoon Digital on 5 June 2008.

Target Business	means any businesses conducted by Little Star Group prior to the Closing Date, regardless of whether Little Star Group is still in the conduct of such businesses on the Closing Date.

Little Star Group
means Cartoon Digital, Changsha Little Star Cultural Products Development Company Limited, as well as New Star English Training School in Tianxin District, Changsha City, Little Star English School in Yuetang District, Xiangtan City, Little Star Foreign Language School in Datong City, Shanxi, and Little Star English School in Tianxin District, Changsha City.

Accounting Reference Date	means 31 December 2008.
ARTICLE 2. ACQUISITION OF EQUITY
2.1 The Acquired Parties agree to transfer the Equity to the Acquiring Party, and the Acquiring Party agrees to accept such transfer from the Acquired Parties on the terms and conditions set forth herein.
2.2 With effect from the Closing Date, the Acquiring Party will become a shareholder of Cartoon Digital. Its liabilities to Cartoon Digital shall be limited to the capital contribution subscribed by it. All the Acquired Parties will lose all their equity interests in Cartoon Digital and will cease to enjoy or bear any rights and obligations of shareholders in Cartoon Digital, unless otherwise required herein.
ARTICLE 3. CONSIDERATION FOR EQUITY ACQUISITION AND ITS PAYMENT
3.1 The Acquired Parties and the Acquiring Party agree that the consideration for the Equity acquisition shall be RMB18.2 million (hereinafter referred to as the “Acquisition Consideration”). The Acquisition Consideration shall be paid in US dollar at an exchange rate which is the middle price of the conversion of US dollar to Reminbi announced by the People’s Bank of China on the date of payment. Regardless of any increase or decrease in the net assets of Cartoon Digital up to the Transaction Completion Date, the Acquisition Consideration will remain unchanged.
3.2 The Acquiring Party shall pay the consideration in full to the Acquired Parties within three months from the Closing Date.

3.3 The Acquired Parties shall issue to the Acquiring Party a receipt for payment of the Acquisition Consideration on the date when the Acquisition Consideration is paid. Moreover, the Acquired Parties shall accept the entrustment from the Acquiring Party to apply for the registration of foreign investment, foreign exchange and receipts of foreign exchange in connection with equity transfer to the Foreign Exchange Authority at the place where the Acquired Parties are located with two working days of the receipt of the Acquisition Consideration, and shall provide the Acquiring Party with the documentations showing the completion of the registration of foreign investment, foreign exchange and receipts of foreign exchange in connection with equity transfer as soon as possible after the completion of the formalities in relation to the registration of foreign exchange mentioned above.
ARTICLE 4. SPECIAL AGREEMENT
4.1 The Acquired Parties and the Acquiring Party agree that any profits of Little Star Group shall belong to the Acquired Parties.
ARTICLE 5. REPRESENTATIONS AND WARRANTIES
5.1 Save as disclosed to the Acquiring Party, the Acquired Parties jointly and severally represent and warrant to the Acquiring Party as follows
(1)	all the warranties made by them in Appendix 5.1 are accurate and not misleading in all respects on the date hereof;
(2)
all the warranties made by them in Appendix 5.1 will continue to be accurate and not misleading in all respects until and including the Closing Date, as if they were made again immediately before the Closing Date based on the facts and circumstances on that day.

The Parties agree that the Acquired Parties shall be jointly liable for the representations and warranties set forth in Appendix 5.1
5.2 The Acquiring Party hereby represents and warrants to the Acquired Parties as follows:
(1)
the Acquiring Party meets the conditions for the acquisition of Cartoon Digital as required by laws, and will not affect the normal operation of legal proceedings for acquisition of the Equity due to the limitation of its own conditions;

(2)	the acquisition of the Equity has been approved by the board of directors of the Acquiring Party;
(3)	the Acquiring Party has sufficient funds to acquire Cartoon Digital and warrants that it is able to pay the Acquisition Consideration pursuant to the requirements of this Agreement.

5.3 Notwithstanding any potential investigation by any other Parties and their respective agents or advisers, the Parties confirm and accept that the Acquiring Party executes this Agreement in reliance on all representations and warranties made by the Acquired Party. The Acquired Parties warrant that they will be liable for and fully indemnify the Acquiring Party against any losses, damages, liabilities, costs or expenses arising from the following circumstances:
(1)	any representations and warranties being untrue, misleading or involving omission to state material facts or being violated;
(2)	any claims in connection with the settlement of any situation where representations and warranties are untrue or misleading, omit to state material facts or have been violated;
(3)
any arbitrations or legal proceedings arising from any claims made by other Parties in respect of any situation where representations and warranties are untrue or misleading, omit to state material facts or have been violated; and

(4)	the implementation of any such settlement or arbitral award or judgment and the amount therefor, including legal and other costs, and any possible tax liabilities.
5.4 Each of the representations and warranties stated in Appendix 5.1 shall be construed as a separate and independent warranty, and shall, unless expressly provided to the contrary, not be limited or bound by the terms of any other representation and warranties or the application of any other terms hereof or the inference made from such other terms. If there is any conflict between any representations and warranties stated in Appendix 5.1 and the information disclosed by the Acquired Parties to the Acquiring Party, the information disclosed by the Acquired Parties to the Acquiring Party shall prevail.
5.5 Each Party hereby warrants that he/it shall, prior to the Closing Date, immediately disclose to the other Parties in writing on a voluntary basis and upon request any events, facts or circumstances that may be known to him/it after the execution hereof to be inconsistent with any warranties, or may reasonably expect to have material effects on the valuation of Cartoon Digital, or may enable other Parties to make claims against him/it in accordance with this Agreement.
5.6 If any of the representations and warranties set forth in Appendix 5.1 is false or incorrect or omits to state material facts due to the reasons of the Acquired Parties, the Acquired Parties shall immediately indemnify and hold Cartoon Digital harmless from and against any losses, damages, costs, and all other adverse circumstances of any kind and nature that would not be resulted if such warranties were true or correct or did not omit any material facts.
5.7 If the Acquiring Party discovers any breach by the Acquired Parties of Article 5.1 hereof within 18 months after the Closing Date, it shall have the right to pursue the liabilities from the Acquired Parties in accordance with the relevant requirements of this Agreement.

ARTICLE 6. RIGHTS AND OBLIGATIONS OF THE PARTIES
6.1 Within five days after the execution hereof, the Acquiring Party shall make an application to the relevant government departments (including the Approval Authority and Registration Authority) for the approval and registration of the Equity acquisition and the Acquired Parties shall provide the Acquiring Party with the information in relation thereto and offer full cooperation. The Acquiring Party shall, within one month after the execution hereof or such period as extended by the Parties through separate consultation, obtain an approval from the Approval Authority in respect of the Equity acquisition and the business license of Cartoon Digital from the Registration Authority for its transformation into a wholly foreign-owned enterprise.
6.2 The Acquired Parties shall procure the original legal representative of Cartoon Digital to hand over the chop, account books, relevant permits or licenses (including but not limited to documents such as all government licenses, approvals, authorizations, filings and registration, or certificates, credentials, copyrights, certificates for trademarks and patents, real estate ownership certificates and any documents relating to the above permits or licenses) and other business documents of Cartoon Digital to the legal representative of Cartoon Digital after its transformation or any personnel designated by him within three days from the Closing Date. Upon completion of the handover, the Acquiring Party and the Acquired Parties shall sign a confirmation document for the handover.
6.3 The Acquired Parties shall have the right to receive the Acquisition Consideration from the Acquiring Party and shall issue a receipt of payment to the Acquiring Party pursuant to Article 3.3 hereof.
6.4 The Acquiring Party shall pay the Acquisition Consideration to the Acquired Parties pursuant to the requirements hereof.
6.5 The Acquiring Party shall have the right to formulate a new articles of association.
6.6 The Parties shall bear all of their taxes and expenses hereunder, respectively according to laws. With regard to the costs involved in the payment of the Acquisition Consideration, the Acquiring Party shall bear those costs incurred in China while the Acquired Parties shall bear those costs incurred outside of China.
6.7 The Acquired Parties shall procure Little Star Group to develop the businesses conducted by it within the normal business scope during the period from the date hereof to the Closing Date (hereinafter referred to as the “Transition Period”). During the Transition Period, the Acquired Parties shall procure Little Star Group to meet the following requirements:
(1)	to prevent its existing business structure and reputation from being infringed, unless the change of the business structure has been approved in writing by the Acquiring Party in advance;
(2)
to protect the assets and properties of Little Star Group and to maintain their good working condition so as to enable the normal operation of such assets and properties, and to make foreseeable depreciation to them in reasonable circumstances;

(3)	to maintain the services provided to it by its customers, suppliers and other units or individuals or its cooperation with them, and to preserve the good reputation of Little Star Group;
(4)
unless with the prior written consent from the Acquiring Party, to continue all production, sale, marketing and promotion activities in connection with the business being operated by Little Star Group;

(5)
to keep the accounts and accounting records of Cartoon Digital in a normal or usual manner without making any significant changes to the following: financial year, pricing, investment, accounting, financial statement, inventory, bank deposit, government subsidies, taxation practices; the method of calculation of doubtful debt and reserves;

(6)
to comply with all applicable laws and regulations, and government rules for the development of the businesses of Little Star Group. In the event of the breach of any applicable laws and regulations, it shall immediately notify the Acquiring Party after it is aware of such breach.

6.8 The Acquired Parties jointly and severally warrant that, without the written consent of the Acquiring Party, Cartoon Digital and other members of Little Star Group shall, during the Transition Period, not do the following:
(1)	amendments to articles of association or other constituent documents;
(2)	increase or decrease of registered capital;
(3)	merger, consolidation, sale or transfer of all or substantial part of assets;
(4)	realization, dissolution or liquidation, reorganization or restructuring of capital structure in any form, or any matters leading to the change of control;
(5)	any significant changes to any accounting policies, standards or principles;
(6)	any significant change to the nature of the businesses of Little Star Group, or suspension or termination of any part of the current businesses of Little Star Group;
(7)	authorization or issue of any securities, including any equity;
(8)	purchase of any equity of entities, or merger with any other entities or participation in any joint ventures;
(9)	increase of the number of directors;
(10)	declaration and payment of any dividends or making distribution in any other form (save for the circumstances described in Article 4 hereof);
(11)	approval of the annual budget and business plan;

(12)	creation of an indebtedness whose single amount or cumulative exceeds RMB100,000 (the indebtedness of all members of Little Star Group shall be calculated on a consolidated basis);
(13)	creation of a guarantee whose single amount or cumulative amount exceeds RMB100,000 (the guarantees of all members of Little Star Group shall be calculated on a consolidated basis);
(14)	obtaining of loans or credits from any financial institutions;
(15)	creation of indebtedness of any types that are beyond the scope of ordinary business operation of Little Star Group;
(16)
transfer, sale or disposal of the fixed assets and property of Little Star Group that are beyond the scope of its ordinary business operation, creation of any pledge, mortgage or guarantee over such assets and property, or provision of any guarantee to third parties;

(17)
making any capital expenditure or commitment in an amount of RMB100,000 or more, such as the purchase of fixed assets or investment (the capital expenditure or commitment of all members of Little Star Group shall be calculated on a consolidated basis);

(18)	execution of contracts that are not in the nature of normal business operation;
(19)	change of the senior management, or change of the terms and conditions of any labor contracts with employees;
(20)	institution or resolution of any litigation or arbitration;
(21)	other acts which will reduce the value of Little Star Group.
6.9 Upon execution hereof, each of the Acquired Parties shall undertake and warrant that he/it and any of his/its family members (including his spouse, children, brothers and sisters), associated enterprises, subsidiary enterprises, subsidiaries and shareholders shall not:
(1)
directly or indirectly engage, invest or be involved in or manage any entities, businesses or products that are identical, similar to or in competition with the Target Business, nor shall they have any direct or indirect rights or interests in any entities, businesses or products that are identical, similar to or in competition with the Target Business.

(2)
directly or indirectly enter into any transactions in relation to the Target Business with any customers, potential customers, representatives, agents, enterprises with business relationship or other persons doing business with Little Star Group in any manner or way for the account of themselves or any third parties.

(3)
directly or indirectly induce any customers, potential customers, representatives, agents, suppliers, enterprises with business relationship or other persons doing business with Little Star Group in any manner or way to terminate their relationship or contact with Little Star Group for the account of themselves or any third parties.

(4)
directly or indirectly employ, hire or induce, recruit, encourage, persuade or procure any advisers, contractors, employees, directors, management, managers, representatives, agents or other persons currently working for Little Star Group in any manner or way to terminate their relationship or contact with Little Star Group for the account of themselves or any third parties.

(5)
use or register any patents, trademarks, trade names, logos, copyrights, proprietary technologies or other intellectual property rights that are identical, similar or relevant to the intellectual property rights owned by, transferred or licensed to Little Star Group (whether registered or not) or that are developed based on such intellectual property rights.

ARTICLE 7. AMENDMENT, MODIFICATION AND TERMINATION OF THE AGREEMENT
7.1 Without the consent of the Parties, no Party shall make any amendment or modification to this Agreement without authorization.
7.2 If this Agreement cannot be fully performed due to the non-performance by a Party of his/its obligations hereunder or serious breach of this Agreement, it shall be deemed as the termination of this Agreement unilaterally by the defaulting Party. In addition to any claims against the defaulting Party, the non-defaulting Party shall be entitled to discharge this Agreement in accordance with the Contract Law.
ARTICLE 8. LIABILITIES FOR BREACH OF CONTRACT
8.1 If any Party does not perform any of its substantive obligations hereunder, or any representations and warranties hereunder are inaccurate, untrue or misleading, it shall constitute a breach of this Agreement (hereinafter referred to as the “Breach”). The defaulting Party shall indemnify against all damages and losses suffered by the non-defaulting Party as a result of such Breach.
8.2 If this Agreement cannot take effect or be performed in whole or in part due to the reasons of the Approval Authority or other government departments, the Parties shall not be liable to the breach for each other.

ARTICLE 9. FORCE MAJEURE
9.1 If the performance of this Agreement is directly affected and this Agreement cannot be performed according to the agreed terms due to earthquake, typhoon, flood, fire, war and other force majeure which are not foreseeable and the occurrence and consequence of which are unpreventable or unavoidable, the Party affected by the force majeure described above shall immediately notify the other Parties by telex of such a force majeure and shall, within 15 days, provide the details of the force majeure and valid documentation certifying the reasons for the failure to perform or fully perform or the need to delay the performance of this Agreement. Such documentation shall be issued by a notarization authority at the place where the force majeure occurred. The Parties shall, in accordance with the extent to which the performance of this Agreement is affected by the force majeure, decide on whether or not to discharge this Agreement, or to exempt part of the obligations under this Agreement or to extend the term for the performance of this Agreement.
9.2 In the event of any force majeure, the Party affected by the force majeure shall be exempt from any liabilities for the breach of this Agreement arising therefrom.
ARTICLE 10. GOVERNING LAW AND DISPUTE RESOLUTION
10.1 The formation of this Agreement, its validity, interpretation, performance, and dispute resolution arising therefrom shall be governed by the PRC Laws.
10.2 All disputes arising from the performance of this Agreement or in connection herewith shall be resolved by the Parties through friendly consultation. In the event that a dispute cannot be resolved through consultation, it shall be referred to China International Economic and Trade Arbitration Commission for arbitration in Beijing. During the arbitration, the Parties shall continue to perform this Agreement, except for those parts that are in disputes or being arbitrated.
ARTICLE 11. LANGUAGE AND COUNTERPARTS
This Agreement is written and executed in Chinese in 13 originals. The Parties shall each keep one copy. Cartoon Digital shall also keep one copy and the remaining copies shall be submitted to the relevant government departments for completion of the relevant formalities.
ARTICLE 12. EFFECTIVENESS AND MISCELLANEOUS
This Agreement shall become effectives after it is signed by the legal representative or authorized representatives of the Parties and approved by the Approval Authority.
(The following intentionally left blank)

[Signature Page]

Acquiring Party:	Global Ring Limited

(Chop)

[Chop of Global Ring Limited is affixed]

Authorized Representative:	/s/

Acquired Parties:	Tianming Du

/s/

Liangdong Du

/s/

Changsha Xingchen Enterprise Management & Consultation Co. Ltd.

[Chop of Changsha Xingchen Enterprise Management & Consultation Co., Ltd. is affixed]

Legal Representative:	/s/
Date of Execution: 22 May 2009
Place of Execution: Changsha

APPENDIX 5.1
Save as disclosed to the Acquiring Party, each of the Acquired Parties jointly and severally represents and warrants to the Acquiring Party as follows:
1.	Approval and License from the PRC Regulatory Authorities
(A)
All licenses, consents and other permits and approvals of each member of Little Star Group that are necessary for its establishment, validly existence and the operation of its current businesses have been obtained and are in full force and effect.

(B)
All reports, declaration forms and information relating to the existence and operation of Little Star Group as required by laws or necessary to be submitted or provided to any person or competent authorities as a condition for any licenses, consents, permits or approvals have been submitted or provided to the relevant persons or competent authorities, except for those reports, declaration forms and information that have not been submitted or provided, which would not have any material adverse effect on Little Star Group.

(C)
There are no circumstances where any licenses, consents, permits or approvals that are necessary for the continuous operation of each member of Little Star Group may be modified, revoked or not renewed, or any right of modification or revocation may be given in such circumstances, save for the circumstances where such modification, revocation or non-renewal is expected not to have any material adverse effect on Little Star Group.

2.	Civil Capacity of the Acquired Parties
(A)
They have full legal rights, all requisite corporate power and authority, and have taken all corporate actions required to execute and deliver this Agreement, fully perform their respective obligations under such documents and to complete the transaction hereunder.

(B)	This Agreement, once executed and delivered by the Parties hereto, constitutes their lawful, valid and binding obligations and is enforceable against them pursuant to their respective terms.
(C)	The execution and delivery by the Acquired Parties of this Agreement and the performance of their respective obligations hereunder will:
(i)	not violate any provisions of their respective memorandum or articles of association; and
(ii)	not violate any legal instrument binding on them nor constitute the non-performance of their respective obligations under such legal instruments; and
(iii)	not violate orders, judgments or decrees of any court or government authorities binding on them; and
(iv)	not require any consent from shareholders of any of the Acquired Parties, except for those consents that have been obtained.
except for the above circumstances which would not affect the performance of their obligations hereunder.

3.	Ownership
(A)
Each member of Little Star Group is a limited liability company or non-enterprise legal person duly incorporated, existing and registered under the laws of the PRC. It has the right to exercise all civil rights, power and capacity of a company/non-enterprise legal person, and has passed annual inspections over the years.

(B)
All capital contribution has been paid towards the registered capital/school fund of each member of Little Star Group, and the capital verification in respect there of has been made in accordance with the applicable PRC Laws and regulations.

(C)
There are no options, pre-emptive rights, mortgages, pledges, liens or other forms of guarantees or other rights relating to or created over or affecting all or any part of the shares of any member of Little Star Group. In addition, there are no agreements or undertakings for the provision or creation of any of the above, nor are there any persons who claim to be entitled to any of the above interests.

(D)
There are no outstanding agreements or undertakings requiring the allocation, issue or transfer of any equity of any member of Little Star Group, or granting to any persons the right to allocate, issue or transfer any equity of any member of Little Star Group.

(E)
Save for the members of Little Star Group, Cartoon Digital does not own any shares nor has similar shareholders’ interest in any companies, affiliated companies, offices, branches and other social organizations; nor does it directly or indirectly control or invest nor has any interest in any other entities.

(F)
Copies of the existing business license/license for non-enterprise legal person and articles of association of each member of Little Star Group that have been submitted by the Acquired Parties to the Acquiring Party or its representatives and advisers on the date of this Agreement are complete and accurate in all respects.

(G)
Each member of Little Star Group maintains any account books that are necessary for its business operation in accordance with applicable PRC laws and regulations, and such account books accurately recorded any matters that shall be recorded in the account books; Little Star Group has not received any notices or allegations stating that any of the above records are inaccurate or should be rectified.

(H)
All documents that shall be submitted by each member of Little Star Group to all the relevant PRC government departments and other competent authorities have been properly submitted, save for those documents that have not been submitted, which would not have any material adverse effect on Little Star Group.

4.	Accuracy and Sufficiency of Information
(A)
All information supplied by the Acquired Parties or Cartoon Digital to the Acquiring Party or its advisers are true, accurate and complete in all respects, and there are no facts or matters that have not been disclosed to the Acquiring Party or any of its advisers, which would result in any of the information becoming inaccurate or misleading because of omission or ambiguity in terms of meaning or due to any other reasons.

(B)
The Acquired Parties and Cartoon Digital have, upon reasonable request from the Acquiring Party or its advisers, provided the Acquiring Party or its advisers with all information that can be obtained without paying unreasonable costs within the scope of their control for the Acquiring Party to determine whether or not to accept the transfer of the Target Equity. The written information and public documents provided by Cartoon Digital or/and the Acquired Parties to the Acquiring Party in relation to this Agreement do not include the misrepresentation or misstatement of material facts, or material facts the omission of which would make any representations contained in this Agreement or such disclosed documents misleading.

5.	Accounts
(A)	The accounts of each member of Little Start Group:
(i)
are prepared in accordance with the PRC laws, and the accounting principles and practices recognized by the PRC and also generally accepted by companies which conduct any business that is similar to Little Star Group (IFRS);

(ii)
are complete and accurate in all respects, and have made full provisions for bad and doubtful debts, obsolete, depreciated and unsaleable stocks and profit taxes (whether they are profits from income or capital profits) for any period ending on or prior to the completion date of its accounts;

(iii)
reflect a true and fair view of the state of affairs of each member of Little Star Group for each of the financial year ends covered by its accounts, and the profits or losses of each member of Little Star Group for each financial year covered by its accounts; and

(iv)	are not affected by any extraordinary, exceptional or non-recurring items, save for any items expressly disclosed in the accounts of each member of Little Star Group.
(B)
On the Accounting Reference Date, Cartoon Digital does not have any liabilities that have not been fully disclosed or provided for in its accounts (whether actual, contingent, undetermined in terms of amount or in dispute) or any outstanding capital commitments, with the exception of those outstanding amounts that have been settled prior to 30 June 2009.

6.	Accounting Records
(A)
Each member of Little Star Group maintains proper and consistent accounts, books, ledgers, financial and other records; such accounting records contain the latest information, the complete and accurate details of the business activities of each member of Little Star Group, and all matters that must be recorded in accordance with the Company Law of the People’s Republic of China and the Accounting System of Enterprises of the People’s Republic of China.

(B)
Such accounts, books, ledgers, financial and other records, which constitute the property of Little Star Group, are owned and controlled by Little Star Group, and no notices or allegations stating that any of the above records are inaccurate or should be rectified have been received.

(C)
All transactions relating to the Target Business of Little Star Group have been recorded in the accounting records of the relevant members of Little Star Group in a proper and timely manner, and no errors or differences of any nature have been included or reflected in such accounts, books, ledgers, financial and other records, and such records truly and accurately reflect the financial situation of Little Star Group and give explanation of its transactions.

7.	Events Subsequent to the Accounting Reference Date
(A)	Subsequent to the Accounting Reference Date:
(i)
there has been no material adverse change in the financial or operating position or prospect of Little Star Group, and to the best of knowledge of the Acquired Parties, there are no circumstances which would give rise to such kind of change;

(ii)	Little Star Group has been operating its usual and ordinary business, and operates its business in a manner as before (including the nature and scope of its operation);
(iii)	no member of Little Star Group has any capital expenditure of over RMB150,000;
(iv)
no member of Little Star Group has acquired nor sold any assets on its capital account with a total value of over RMB100,000, nor has it agreed to acquire or sell the assets of this kind. In addition, it has not entered into any contracts involving expenditures on capital account;

(v)
no member of Little Star Group has made any factoring arrangement in respect of its indebtedness or other amount receivables, nor has it sold or agreed to sell indebtedness or other amount receivables;

(vi)
Little Star Group has not incurred any indebtedness, guarantee, security , prepayment or amount receivables with a combined value of over RMB100,000, save for any amount receivables incurred in the ordinary course of business;

(vii)
Little Star Group has not incurred any amount receivables whose single amount exceeds RMB100,000 and whose cumulative amount (the amount receivables of all members of Little Star Group shall be calculated on a consolidated basis) exceed RMB500,000 in the ordinary course of business;

(viii)	no member of Little Star Group has created any mortgage, pledge or other encumbrance on any assets of Little Star Group;
(ix)	no member of Little Star Group has invested in any companies or other entities, nor has it formed any joint ventures or merged with any companies, natural persons or other entities;
(x)	no member of Little Star Group has issued any securities, including equity;
(xi)
no member of Little Star Group has increased the costs of its employees, with the exception of the increased costs incurred in accordance with the rules and regulations currently in force or the relevant labor contracts;

(xii)
no member of Little Star Group has provided any loans to any of its directors, management or other employees, save for any travelling expenses prepaid in the ordinary course of business pursuant to the rules and regulations of the relevant members of Little Star Group and any amounts that have been settled in full prior to 30 June 2009;

(xiii)
no member of Little Star Group has offered price reduction or discounted price or discount in the provision of its service nor has it provided services at a price lower than its costs, which might have material effects on its profitability;

(xiv)	no member of Little Star Group has changed its financial year.
(B)	No member of Little Star Group has made any commitments which might result in the Acquired Parties violating this Article 7.
8.	Contract and Undertakings
(A)	Each member of Little Star Group is not a party to, nor does it bear any legal liabilities (whether present or future) in respect of any of the following:
(i)	any guarantee, indemnification, guarantee relationship or letter of credit;
(ii)
any contract or arrangement which directly or indirectly restricts the freedom of Little Star Group to operate its business around the world in any manner as it think fits, or directly or indirectly restricts the ability of Little Star Group to transfer all or any part of its business;

(iii)
any joint venture agreement or arrangement, partnership right or obligation for the purpose of profit sharing (but for avoidance of doubts, excluding any arrangement which shares fees or operating income on a case-by-case basis), or any other agreement or arrangement where any members of Little Star Group and any other persons jointly participate in any business;

(iv)
any agreement or arrangement involving any matters that are beyond the ordinary business scope of Little Star Group, or constituting commercial transactions or arrangements that derivate from the usual model of Little Star Group;

(v)	any contract or arrangement in which any directors of any members of Little Star Group or its Affiliates have direct or indirect interest, except for employment contracts;
(vi)
any contract or arrangement that is not signed in the ordinary course of business and involving the expenses or incomes of any members of Little Star Group in any financial year which exceed RMB100,000;

(vii)
any contract or arrangement that is not signed with any Affiliates or subsidiary enterprises of any members of Little Star Group in the ordinary course of business and involving the payment or incomes which exceed RMB100,000;

(viii)	any contract or arrangement that cannot be terminated by any members of Little Star Group by a notice of 3 months or such shorter period without the payment of any special compensation; or
(ix)	any contract or arrangement which may be terminated in the event of any change in the ownership or control of any members of Little Star Group or will be materially affected due to such change.
(B)
All members of Little Star Group and the Acquired Parties have not been aware of the violation or invalidity of any material contracts to which any members of Little Star Group is a party, or any reasons that such contracts be terminated, revoked, abrogated or refused for performance, nor have they been aware of any such allegation, except for the circumstance where a third party to the relevant contracts has not made any payment.

(C)	No member of Little Star Group has any outstanding prices or tenders or sale or service proposals which are of significance to its business and, if accepted, are likely to result in loss.
9.	Authorization
Except for the authorization given to employees to enter into contracts for routine transactions in the course of the performance of their usual duties or to be involved in the business operation and management activities customarily conducted by Little Star Group, no member of Little Star Group has given nor provided any authorization or other basis of authorization that are outstanding or remain effective to any person to enter into any contracts or undertakings on behalf of any members of Little Star Group.

10.	Operation
The major customers or suppliers of any members of Little Star Group have not ceased or expressed their intention to cease their transactions with the relevant members of Little Star Group, and to the best of knowledge of the Acquired Parties, no major customers or suppliers of any members of Little Star Group are likely to reduce significantly the number of their transactions with any members of Little Star Group; to the best of knowledge of the Acquired Parties, the execution or Closing of this Agreement will not have any adverse effect on the attitude or act of the major customers or suppliers towards any members of Little Star Group.
Each member of Little Star Group is in compliance with all applicable laws, regulations, government requirements and the relevant permits and licenses during its operation.
11.	Arrangement between Little Star Group and the Acquired Parties
No member of Little Star Group has agreed to provide guarantee or any security or indemnification in respect of any liabilities or obligations of any of the Acquired Parties or any persons related to the Acquired Parties.
12.	Bank Accounts and Loans
(A)
No member of Little Star Group has had any outstanding loan capital, nor has it borrowed or agreed to borrow any amount which consequently fail to make repayment or to perform its loan obligations. It is not a party to nor has any obligation relating to any of the following:

(i)
any loan agreement, debenture, acceptance credit, bill of exchange, promissory note, finance lease, debt or stock financing, transfer and sale arrangement or sales and leaseback arrangement for discount or account receivables;

(ii)	any other arrangement for the purposes of fund raising or the provision of fund or credit.
(B)
No member of Little Star Group holds any shares and securities that are not paid in full or with any additional liabilities, nor does it have any liabilities in connection with the above shares or securities.

(C)
No member of Little Star Group has lent or agreed to lend any amount which consequently fail to get back the repayment, nor is it interested in any existing or future debts (save for the outstanding amounts and amount receivables between the members of Little Star Group in the ordinary course of business).

(D)	No member of Little Star Group has signed any mortgage, guarantee or indemnification contract that is invalid and unenforceable pursuant to its terms.

(E)
There have been no events which would result in the non-performance or breach of any terms of the loan capitals, borrowings, debentures or financing of any members of Little Star Group, or which would entitle any third parties to demand for repayment prior to the normal payment date. No persons have alleged the occurrence of such events.

(F)
Subsequent to the Accounting Reference Date, no member of Little Star Group has borrowed any amount from any source of capital, save for those amount that is borrowed in the ordinary course of business and will not have any material adverse effect on the production and operation of any members of Little Star Group.

(G)	No member of Little Star Group has any indebtedness or amount payables from the following personnel/enterprises:
(i)	the Acquired Parties;
(ii)	the directors or senior officers of the members of Little Star Group; or
(iii)	the Affiliates or family members (including parents, spouse, brothers and sisters) of the above personnel/entities.
13.	Working Capital
Each member of Little Star Group has sufficient working capital from internal source to meet its current requirement and to complete any purchase orders, projects and contractual obligations that have been issued to or assumed by it pursuant to the relevant terms.
14.	Insolvency
(A)
No orders nor applications have been made to require for the liquidation of any members of Little Star Group; no meetings have been convened for the purpose of considering resolutions for the liquidation of any members of Little Star Group; and no such resolutions have been approved.

(B)
No receiving orders have been made for any members of Little Star Group; no petitions or applications have been made to require for making such orders; no receivers have been appointed for any members of Little Star Group; no notices have been issued or submitted for the purpose of appointing receivers for any members of Little Star Group; and no steps or procedures have been taken or commenced for the purpose of appointing receivers for any members of Little Star Group.

(C)	No receivers (including administrative receivers) have been appointed in connection with all or any assets of any members of Little Star Group.
(D)	No debt restructuring agreements between any members of Little Star Group and its creditors or proposals of similar arrangement have been put forward.

(E)	There are no valid rights of any members of Little Star Group to delay in making payment; no steps or procedures have been taken or commenced for the purpose of obtaining such right.
(F)	No events involving any member of Little Star Group that are similar to any of the above have been occurred.
(G)	No member of the Little Star Group is insolvent nor unable to pay debts, nor does it cease to repay any debts that are due.
(H)	No judgments against any of the members of Little Star Group have not been performed.
15.	Litigation and Claims
(A)
To the best of knowledge of the Acquired Parties, neither any members of Little Star Group nor the Acquired Parties participate in any prosecutions, arbitrations or other dispute resolution proceedings or administrative or criminal proceedings that are pending and have effects on the major assets and business of Little Star Group in the capacity of claimant, defendant or other capacity. To the best of knowledge of the Acquired Parties, there are no prosecutions, arbitrations or other dispute resolution proceedings or administrative or criminal proceedings pending that are brought by or against any members of Little Star Group or the Acquired Parties, or threatened to be brought by any members of Little Star Group or threatened to be brought by others against any members of Little Star Group or the Acquired Parties or expected to be brought by or against any members of Little Star Group or the Acquired Parties. To the best of knowledge of the Acquired Parties, there are no facts or circumstances which might give rise to any prosecutions, arbitrations, mediation or administrative or criminal proceedings.

(B)
To the best of knowledge of the Acquired Parties, neither any members of Little Star Group nor the Acquired Parties have received any written notices in relation to any investigations or enquiries into the affairs of any members of Little Star Group or the Acquired Parties that are being made or have been made by any government or other authorities, in particular (but not limited to) any matters in the areas of environmental protection, public health, safety, labor and publication. The existing shareholders are not aware of any situations which would give rise to such formal investigations or enquiries.

If any matters occurred as of the Closing Date give rise to any dispute with any relevant authorities over the matters of environmental protection, public health, safety, labor and publication and other relevant laws and regulations, the Acquired Parties agree to compensate Little Star Group immediately for all costs in connection with the settlement of such disputes, including any interests and fines that are imposed, and the Acquired Parties hereby agree to assume the joint and several liabilities in respect thereof.

(C)
No member of Little Star Group has committed any criminal, illegal, unlawful or unauthorized acts, nor has it breached any obligations or liabilities prescribed by or arising from regulations, contracts or otherwise; it does not have any legal liabilities involving the above acts or breaches, nor any claims pending that are against any members of Little Star Group or the Acquired Parties, save for those claims which would not have material adverse effects on the production and operation of Little Star Group.

If any matters occurred due to the reasons of the Acquired Parties as of the Closing Date give rise to any claims or disputes relating to such violations or breaches, the Acquired Parties agree to compensate Little Star Group immediately for all expenses and losses in connection with the settlement of such claims or disputes.
(D)
No member of Little Star Group has produced, sold or provided any products or services that fail to meet all applicable laws, regulations or standards or are defective or hazardous or do not meet any expressed representations or warranties.

If any matters occurred due to the reasons of the Acquired Parties as of the Closing Date give rise to any claims or disputes relating to such violations or breaches, the Acquired Parties agree to compensate Little Star Group immediately for all expenses and losses in connection with the settlement of such claims or disputes.
16.	Ownership and Status of Assets
(A)	The assets of each member of Little Star Group that are necessary for use in the course of the operation of the Target Business have been included in its account.
(B)
Each member of Little Star Group is the legal and beneficial owner of each asset contained in its account or obtained by it after the Accounting Reference Date (save for the current assets sold, disposed of or used in the ordinary course of business); such assets are not subject to any third parties’ rights (including but not limited to encumbrances such as mortgage, pledge and lien) and each asset that can be possessed is possessed by the relevant members of Little Star Group.

(C)
Each member of Little Star Group has the ownership of all land use rights, buildings and fixed assets that are reflected in its balance sheets as assets and there are no mortgages, pledges or liens created over them. Such land use rights, buildings and fixed assets are properly registered with the registration office of the relevant government authorities under the name of the relevant members of Little Star Group in accordance with the relevant laws and regulations.

(D)
Save as disclosed by the Acquired Parties, any member of Little Star Group has the titles to any real property, personal property and assets used by it in its business that are good, merchantiable and free from any encumbrances. Any entities under Little Star Group have paid in full all land premiums pursuant to applicable laws, and the lands owned by it are not farmlands specified in the relevant PRC Laws.

(E)
All non self-owned lands, buildings and fixed assets being used by any members of Little Star Group are leased in accordance with valid leases. All such leases are lawful and valid. No member of Little Star Group has violated such leases or committed any faults thereunder.

(F)
There are no options, pre-emptive rights, mortgages, pledges, liens (except for any liens legally created in the ordinary course of business) or other forms of guarantees or third parties’ rights relating to or created over or affecting all or any part of the business or assets of any members of Little Star Group. There are also no agreements or undertakings for the provision or creation of any of the above, nor are there any persons who claim to be entitled to any of the above interests.

(G)
All vehicles and office equipment used by each member of Little Star Group in relation to its business are repaired and maintained properly and operated normally, and can be used for the business of Little Star Group.

17.	Intellectual Property Rights
(A)	No member of Little Star Group use any name other than the name shown in its business license/license for non-enterprise legal person.
(B)
Each member of Little Star Group owns or has the right to use any intellectual property rights and business information that are being used for the Target Business or that are necessary to meet the requirements of current plans and proposals.

(C)
All fees and steps in connection with the renewal, application and other formal registration that are necessary for the maintenance, protection and enforcement of intellectual property rights of each member of Little Star Group have been paid or adopted, or will be paid or adopted according to plans.

(D)	The intellectual property rights owned by each member of Little Star Group are valid, existing and enforceable, and are not subject to any mortgages, options, third parties’ rights or other rights.
(E)
All permits involving intellectual property rights and business information, and all agreements entered into by each member of Little Star Group in relation thereto will not be terminated due to the change of ownership or control of Cartoon Digital.

(F)
None of the members of Little Star Group and, to the best of knowledge of the Acquired Parties, any third parties violate any permits or agreements which are currently used for the purpose of the business, and which are of significance to the Target Business and relate to any intellectual property rights.

(G)
No member of Little Star Group is under the obligation to grant any licenses or sub-licenses or to make transfer in respect of any intellectual property rights or business information owned or used by it.

(H)
To the best of knowledge of the Acquired Parties, no third parties are infringing or using without authorization or have infringed or used without authorization any intellectual property rights or business information owned or used by any of the members of Little Star Group.

(I)
No activities, business information and intellectual property rights of each member of Little Star Group constitute and have constituted any infringement or unauthorized use of third parties’ intellectual property rights or business information.

(J)	The intellectual property rights and business information of any member of Little Star Group are not the subject of any litigations, objections or administrative proceedings.
(K)
To the best of knowledge of the Acquired Parties, the Confidential Information of Little Star Group has not been disclosed or otherwise made known to any third parties without requiring the third parties to perform the obligation of confidentiality.

(L)
Any member of Little Star Group is not a party to any confidentiality or other agreement that restricts the freedom to use or the disclosure of its business information, nor does it assume any obligations that restrict the freedom to use or the disclosure of its business information, which might have material adverse effect on the business of Little Star Group.

(M)	The operation of Little Star Group does not give rise to the obligations to pay any fees for using intellectual property right or similar payment.
18.	Information Technologies
(A)
Little Star Group is the sole legal and beneficial owner of all its information technologies. Such information technologies are not subject to any liens, mortgages, third parties’ rights or other rights.

(B)
All information technologies owned or used by Little Star Group or in the name of any members of Little Star Group are in good operating conditions, and have been maintained in accordance with good industry practices.

(C)
The information technologies and domains owned or used by Little Star Group are not the subject of any litigations or other disputes or claims. To the best of knowledge of the Acquired Parties, no litigations, disputes or claims in relation to any information technologies or domains owned or used by Little Star Group are expected or likely to occur.

(D)
The business or operation of Little Star Group has not been materially interfered due to one of the following events: (a) any breach of the security regulations relating to any information technologies, (b) malfunction of any information technologies (whether it is due to any breakdown, virus, defects or other reasons), insufficient capacity, or failure to meet the required standards in other aspects, or (c) malfunction, interruption or defective operation of any information technologies due to the occurrence or processing of one or more dates. There exists no circumstances which are likely or expected to give rise to any such interference.

(E)
Little Star Group is the legal and beneficial owner of all information technologies and business information that are necessary or required for the operation of its business in a manner used currently or at any time within one year prior to the date of this Agreement, and for the performance or implementation of any existing contracts, undertakings, plans or proposals, or the party which has the contractual rights to use such information technologies; such contractual rights will not be directly or indirectly affected due to any transaction contemplated under this Agreement.

(F)	Little Star Group has not disclosed any source programs to any third parties; no source programs relating to proprietary software have been disclosed or otherwise made known to any third parties.
(G)
Little Star Group is not a party to any agreements or arrangements that restrict the freedom to use or the disclosure of any source programs relating to any proprietary software, nor does it assume any obligations that restrict the freedom to use or the disclosure of any source programs relating to any proprietary software.

19.	Employees
(A)	Little Star Group does not have any employees who have not been disclosed to the Acquiring Party.
(B)	Subsequent to the Accounting Reference Date, no change has been made to the compensation of any senior employees of the company or its subsidiaries or other employment terms.
(C)
There are no circumstances in any members of Little Star Group that its employees or directors are entitled to receive an annual remuneration of over RMB500,000 (including wages, bonus or other benefits) or (if the amount of remuneration is not fixed) an annual remuneration of over RMB500,000 on average for the past three financial years.

(D)
All employees of any members of Little Star Group have not made any claims in respect of any intellectual property rights pertaining to the Target Business or relating to any teaching materials sold by any members of Little Star Group (including but not limited to teaching materials that have been, is being and will be sold). In addition, to the best of knowledge of the Acquired Parties, there will not have any employees who make such claims.

(E)
No disputes exist nor are there any outstanding or possible disputes between any members of Little Star Group and any trade unions or other organizations that are formed for similar purposes. Moreover, no member of Little Star Group is a party to any collective bargaining agreements or other arrangements (whether they are binding or not).

(F)	There are no acts or circumstances of any members of Little Star Group which are in violation of the laws and regulations with regard to labor, employment and social security.
(G)
To the best of knowledge of the Acquired Parties, no employees or other personnel (whether existing or former) threaten to make any claims against any members of Little Star Group, nor do any other persons threaten to make any claims against any members of Little Star Group in respect of any employees or other personnel (whether existing or former), for any accidents, injuries, unpaid salaries, overtime pay, severance payment, contributions to social security funds, holidays or any other matters resulting or arising from the employment or engagement by any members of Little Star Group of such employees or other personnel (whether existing or former). In addition, there are no outstanding claims of this kind.

20.	Taxation
(A)
Each member of Little Star Group has legally submitted all tax returns that shall be submitted by it in accordance with the requirements of the relevant taxation authorities, and such tax returns are complete and correct in all material respects. Each member of Little Star Group has legally paid all taxes payable (whether they are shown in tax returns) or made appropriate provisions in its financial statements in accordance with the requirements of the relevant taxation authorities. There are no tax guarantees which are ordered by the relevant taxation authorities to provide for any assets or property of each member of Little Star Group, save for those guarantees relating to payable taxes that are outstanding. Each member of Little Star Group meets the requirements of the relevant taxation authorities that are applicable to it or its business (including but not limited to any conditions of preferential tax treatment granted); and to the best of knowledge of the Acquired Parties, no governments or regulatory authorities will impose or have reasons to impose on any members of Little Star Group any additional taxes for the period for which tax returns are or have been required to submit. No member of Little Star Group has:

(i)	any disputes or complaints relating to any tax liabilities that have been asserted or put forward by any governments or regulatory authorities; or
(ii)	to the best of knowledge of the Acquired Parties, any warning concerning the disputes or complaints of any tax liabilities as reasonably expected.
(B)
On the Accounting Reference Date, the provisions made for the deferred tax of each member of Little Star Group in its account are sufficient and in fully compliance with the accounting practices recognized by the PRC and also generally accepted by companies or organizations which conduct any business that is similar to Little Star Group.

(C)
If all facts and circumstances currently known to any members of Little Star Group or the Acquired Parties are the publicly known facts and circumstances at the time of the preparation of accounts, the provisions made for the deferred tax in the corresponding accounts shall not be greater than those provisions that have currently been made.

21.	Tax Declaration, Disputes, Records and Requests
(A)	Each member of Little Star Group has submitted and provided to any taxation authorities all appropriate tax returns and information required by them by itself or through others.
(B)
As at the date of this Agreement, there are no tax obligations of Little Star Group that are outstanding or, to the best of knowledge of the Acquired Parties, are expected to occur, which would allow any taxation authorities to recover from any members of Little Star Group any taxes (including fines or interests), nor are there any disputes or disagreements with any taxation authorities regarding the provision of any preferential tax treatments to any members of Little Star Group, and there are no circumstances which are likely to give rise to any such disputes or disagreements.

22.	Insurance
To the best of knowledge of the Acquired Parties, all major assets of Little Star Group that can be and are required to be insured pursuant to the industry practices (which specifically refer to real estate and vehicles) have been insured against those risks that shall generally be insured in accordance with applicable PRC Laws and the industry practices.
23.	Incentive Mechanism
There are no share options or other similar performance-based incentive arrangements (including stock appreciation right schemes) for any employees (or former employees) or directors (or former directors) or advisers (or former advisers) or contractors (or former contractors) of any members of Little Star Group, nor are there any arrangements affecting any such personnel.
24.	No State-owned Assets
Little Star Group does not have any state-owned assets, and therefore are not required to carry out the evaluation of state-owned assets in any form as required by the PRC Laws and regulation for the purpose of facilitating the completion of the transaction.
25.	No Undisclosed Business
Little Star Group has not conducted any business that has not been disclosed to the Acquiring Party.
26.	Commercial Practices in Compliance with Laws
None of the Acquired Parties, all members of Little Star Group, their Affiliates and any other persons who act for the above Parties (i) willfully violate any applicable laws and orders; and (ii) make any inappropriate payment to government officers to obtain any commercial benefits or advantages in respect of the transaction under this Agreement or other matters.